                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                        Cablevision Systems Corporation
                        -------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   12686C-10-9
                                 --------------
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                               875 Third Avenue,
                      New York, NY  10022   (212) 909-6000
                   ----------------------------------------------
      (Name, Address and telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 6, 1996
                            ------------------------
                  (Date of event which requires filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 6 Pages
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CUSIP No. 12686C-10-9                 13D


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-         Charles F. Dolan
         tion Nos. of Above Persons         SS: ###-##-####
----------------------------------------------------------------------
(2)      Check the Appropriate Box              (a)
         if a Member of a Group                 ----------------------
                                                (b)
----------------------------------------------------------------------
(3)      SEC Use Only

----------------------------------------------------------------------
(4)      Source of Funds                   00- See Item 3 of Statement

----------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

----------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                          U.S.A.

----------------------------------------------------------------------
Number of Shares      (7) Sole Voting Power              2,362,112
Beneficially Owned  --------------------------------------------------
by Each Reporting     (8) Shared Voting Power            4,246,150(1)
Person With         --------------------------------------------------
                      (9) Sole Dispositive Power         2,362,112
                    -------------------------------------------------
                     (10) Shared Dispositive Power       4,246,150(1)
----------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                  6,608,262

----------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

----------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                 31.94%

----------------------------------------------------------------------
(14)     Type of Reporting Person                          IN



--------------------

(1) Includes 4,000,000 shares of Class B Common Stock held by two trusts. Currently the reporting person does not have any voting or dispositive power with respect to these shares but could acquire voting or dispositive power within 60 days by reacquiring any of the property held by the trusts.


                               Page 2 of 6 Pages
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CUSIP No. 12686C-10-9                 13D




                     CONTINUATION PAGES OF AMENDMENT NO. 5
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

         This Amendment No. 5 to the Schedule 13D, dated May 23, 1988, as amended by Amendment No. 1 thereto, dated May 7, 1990, Amendment No. 2 thereto, dated August 24, 1991, Amendment No. 3 thereto, dated January 6, 1995 and Amendment No. 4 thereto, dated November 20, 1995 (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company"), resulting from (i) Mr. Dolan's interest in two trusts established by him for estate planning purposes, (ii) dispositions by gift by Mr. Dolan of certain shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock"), (iii) a distribution of Class A Common Stock to Mr. Dolan by a limited partnership of which Mr. Dolan was a general partner and
(iv) dispositions by gift by the Dolan Family Foundation, a New York not-for-profit corporation (the "Foundation") of certain shares of Class A Common Stock. The cover page and Item 6 are hereby amended and Item 5 is hereby supplemented by adding the following information after the last paragraph thereof. All other items remain unchanged from previous filings of this Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of March 12, 1996, Mr. Dolan may be deemed to beneficially own 262,007 shares of Class A Common Stock, and 6,346,255 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"), which are convertible at the option of the holder share for share into Class A Common Stock. This aggregate amount represents approximately 31.94% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock).

         Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 15,857 shares of Class A Common Stock and 2,346,255 shares of Class B Common Stock and (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 241,150 shares of Class A Common Stock through the Foundation and (b) 5,000 shares of Class A Common Stock through his spouse Helen A. Dolan ("Mrs. Dolan"). In addition, Mr. Dolan may be deemed to have the shared power to vote or direct the vote of and dispose of or direct the disposition of (i) 1,852,378 shares





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CUSIP No. 12686C-10-9                 13D



of Class B Common Stock through the Charles F. Dolan 1994 Grantor Retained Annuity Trust (the "1994 Trust") and (ii) 2,147,622 shares of Class B Common Stock through the Charles F. Dolan 1996 Grantor Retained Annuity Trust (the "1996 Trust", and together with the 1994 Trust, the "Trusts"), because of his right to reacquire these shares within 60 days.

         The following paragraphs describe the changes in Mr. Dolan's beneficial ownership of the stock of the Company.

         In January 1996, pursuant to the terms of the 1994 Trust, a distribution of 2,147,622 shares of Class B Common Stock was made from the 1994 Trust to Mr. Dolan which shares were used to establish the 1996 Trust for estate planning purposes. Due to the current terms of each of the Trusts which provide that Mr. Dolan has a power to reacquire any property held by the Trusts by substituting other property of equivalent value, Mr. Dolan may be deemed to have beneficial ownership of the shares held in the Trusts.

         Each of the Trusts, through their trustees, has the sole power to vote and dispose of such shares. The two co-trustees (the "Trustees") of each of the Trusts are Mrs. Dolan and Lawrence Dolan who have the shared power to vote and dispose of such shares. In the case of each Trust, for two years or until the earlier death of Mr. Dolan, each Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity") which amount may be paid in the form of shares of the Company's stock held by each of the Trusts. If Mr. Dolan dies during such two-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will be paid to Mrs. Dolan until the earlier of her death or the expiration of such two-year term, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. In addition, the Trustees may pay to Mr. Dolan (or, if Mr. Dolan dies within such two-year term, to Mrs. Dolan) such amounts in excess of the Annuity as the Trustees in their discretion may deem advisable. If Mr. Dolan is living at the expiration of the term of each of the Trusts, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Mr. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of each of the Trusts, the then principal of each of the Trusts will revert to his estate.





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CUSIP No. 12686C-10-9                 13D



         On December 15, 1995, Mr. Dolan received a distribution of 7,357 shares of Class A Common Stock by Cablevision of Boston Limited Partnership, a Massachusetts limited partnership (the "Partnership"). Mr. Dolan received these shares as a general partner of the Partnership, pursuant to the consummation of a merger in which the Partnership received shares of Class A Common Stock.

         On February 7, 1996, Mr. Dolan gifted 13 shares of Class A Common Stock to each of two individiduals.

         In February 1996 the Foundation gifted an additional 30,000 shares of Class A Common Stock to certain organizations.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDER-
         STANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.





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CUSIP No. 12686C-10-9                 13D



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 22, 1996


                                     Signature:  /s/ Charles F. Dolan
                                                 By Wiliam A. Frewin, Jr.
                                                 ------------------------
                                     Name/Title: Charles F. Dolan
                                                 By William A. Frewin, Jr., as
                                                 attorney-in-fact





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